UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 6, 2016

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report on Form 6-K is being filed by Credit Suisse Group AG and Credit Suisse AG and is hereby incorporated by reference into the Registration Statement on Form F-3 (file no. 333-202913) and the Registration Statements on Form S-8 (file no. 333-101259 and file no. 333-208152), except for the following sentence: “Further information about Credit Suisse can be found at www.credit-suisse.com” of the Media Release.

CREDIT SUISSE GROUP AG
Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland	Telephone +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com

Media Release
Credit Suisse Appoints Further Members of the Board of Directors of
 Credit Suisse (Switzerland) Ltd.

Zurich, September 5, 2016 Credit Suisse announced today that Alexandre Zeller and Dr. Peter Derendinger will join the Board of Directors of the Swiss legal entity Credit Suisse (Switzerland) Ltd. as external members. Alexandre Zeller will be appointed Chairman of the Board of Directors of Credit Suisse (Switzerland) Ltd. with effect from October 1, 2016. In addition, he will be proposed for election as a member of the Board of Directors of the Group at the next Annual General Meeting of Credit Suisse Group AG.

Credit Suisse (Switzerland) Ltd. was established in April 2015 as a wholly owned subsidiary of Credit Suisse AG in order to support the realization of the Group's strategic objectives, to further increase its resilience, and to meet rigorous regulatory requirements. As previously announced, Credit Suisse (Switzerland) Ltd. is expected to start its business operations as an independent Swiss bank within Credit Suisse Group AG in the fourth quarter of 2016, once the relevant regulatory approvals have been obtained.

In view of this fact, the Board of Directors of Credit Suisse (Switzerland) Ltd. will be joined by additional Swiss members from outside the bank who have extensive financial experience and are thoroughly familiar with the Swiss financial center. It is important that the Board of Directors of the new legal entity has a profound understanding of the Swiss market and its crucial significance for Credit Suisse. Alexandre Zeller will become Chairman of the Board of Directors of Credit Suisse (Switzerland) Ltd. on October 1, 2016, and will step down as Chairman of the Board of Directors of SIX Group Ltd. at the end of September 2016. In addition, he will be proposed for election as a member of the Board of Directors of the Group at the next Annual General Meeting of Credit Suisse Group AG. Dr. Peter Derendinger, founder and CEO of Alpha Associates Ltd., will be appointed a member of the Board of Directors of Credit Suisse (Switzerland) Ltd. and it is intended that he will take on the role of Chairman of its Risk Committee.

Urs Rohner, Chairman of the Board of Directors of Credit Suisse Group AG, stated: "Thanks to their broad specialist knowledge and extensive experience in the financial sector, the new members will be valuable additions to the Board of Directors of our Swiss legal entity. We are proud that Alexandre Zeller has accepted the role of Chairman of the Board of Directors of Credit Suisse (Switzerland) Ltd. He has in-depth experience of the Swiss financial industry and is also thoroughly familiar with the international environment. The intention to also appoint Alexandre Zeller to the Group's Board of Directors highlights the major importance of the Swiss business for the whole of Credit Suisse."

Alexandre Zeller, designated Chairman of the Board of Directors of Credit Suisse (Switzerland) Ltd., stated: "I am delighted to be taking on this new challenge. Credit Suisse is an institution with deep roots in Switzerland, is at the forefront in terms of expertise, and has first-class employees and promising ideas for

Media Release
September 5, 2016 page 2/3

the future. This is an amazing opportunity as I will be able to actively influence the bank's story and play a part in further raising its profile and developing the company’s plans for the future."

Urs Rohner added: "Additionally, I am delighted that in Dr. Peter Derendinger we have another experienced financial expert on the Board of Directors. He can also look back on a long and successful career in the Swiss financial industry. The newly formed Board of Directors will benefit greatly from his extensive knowledge and wealth of experience."

In order to underscore the key significance of the Swiss legal entity for Credit Suisse, Tidjane Thiam, CEO of Credit Suisse Group AG, will also join the Board of Directors of Credit Suisse (Switzerland) Ltd.

The Board of Directors of Credit Suisse (Switzerland) Ltd. will therefore comprise the following members as of October 1, 2016:

-	Alexandre Zeller, designated Chairman of the Board of Directors
-	Peter Derendinger
-	Alexander Gut
-	Andreas Koopmann
-	Urs Rohner
-	Severin Schwan
-	Tidjane Thiam

Short biographies of Alexandre Zeller and Dr. Peter Derendinger

Alexandre Zeller has been Chairman of the Board of Directors of SIX Group since May 2013. After completing his studies at the University of Lausanne (Business Administration) and the Harvard Business School in Boston (Advanced Management Program), he then worked in International Operational Audit at Nestlé in Vevey from 1984 to 1987. He subsequently held various functions at Credit Suisse in Zurich up to 2002, during which time he was appointed to the Executive Board of Private Banking Switzerland in 1999. After working as CEO of Banque Cantonale Vaudoise in Lausanne from 2002 to 2008, he then moved to HSBC Private Bank (Suisse) in Geneva, where he worked up until 2012 as CEO, Country Manager Switzerland, and Regional CEO Global Private Banking EMEA. Since 2012, Alexandre Zeller has held mandates as a professional board member with various companies and foundations in Switzerland.

Dr. Peter Derendinger is the founding partner and CEO of Alpha Associates AG, an independent company headquartered in Zurich that manages and advises on investments in private equity, private debt and infrastructure. Prior to the founding of Alpha Associates in 2004, Dr. Derendinger spent a year managing the operating business of Swiss Life Private Equity Partners, which was then acquired by Alpha Associates as part of a spin-out with effect from April 1, 2004. Peter Derendinger holds a doctorate in law from the University of Fribourg, Switzerland, as well as an LL.M. from the Northwestern University School of Law, Chicago. After an earlier career as an attorney, Dr. Derendinger joined Credit Suisse Group in 1989, where he then held various management positions until the end of 2001.

Information
Media Relations Credit Suisse, tel. +41 844 33 88 44, media.relations@credit-suisse.com

Media Release
September 5, 2016 page 3/3

Credit Suisse AG
Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). As an integrated bank, Credit Suisse offers clients its combined expertise in the areas of private banking, investment banking and asset management. Credit Suisse provides advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 47’180 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Cautionary statement regarding forward-looking information
This media release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
-	our plans, objectives or goals;
-	our future economic performance or prospects;
-	the potential effect on our future performance of certain contingencies; and
-	assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward looking statements. These factors include:
-	the ability to maintain sufficient liquidity and access capital markets;
-	market volatility and interest rate fluctuations and development s affecting interest rate levels;
-	the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular
-	the risk of continued slow economic recovery or downturn in the US or other developed countries in 2016 and beyond;
-	the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
-	adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
-	the ability to achieve our strategic objectives, including impr oved performance, reduced risks, lower costs and more efficient use of capital;
-	the ability of counterparties to meet their obligations to us;
-	the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
-	political and social developments, including war, civil unrest or terrorist activity;
-	the possibility of foreign exchange controls, expropriation, na tionalization or confiscation of assets in countries in which we conduct our operations;
-	operational factors such as systems failure, human error, or the failure to implement procedures properly;
-
actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;

-	the effects of changes in laws, regulations or accounting policies or practices in countries in which we conduct our operations;
-	competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
-	the ability to retain and recruit qualified personnel;
-	the ability to maintain our reputation and promote our brand;
-	the ability to increase market share and control expenses;
-	technological changes;
-	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
-	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
-	the adverse resolution of litigation, regulatory proceedings and other contingencies;
-	the ability to achieve our cost efficiency goals and cost target s; and
-	our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)

	By:	/s/ Christian Schmid
Christian Schmid
Managing Director

/s/ Stephan Flückiger
Stephan Flückiger
Date: September 6, 2016		Director